UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-41916

Silynxcom Ltd.

7 Giborei Israel

Netanya, 4250407

Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

CONTENTS

Execution of Sales Agreement

On October 1, 2026, Silynxcom Ltd. (the “Company”) entered into an ATM Sales Agreement (the “Sales Agreement”) with Think Equity LLC (the “Sales Agent”), pursuant to which the Company may offer and sell, from time to time, to or through the Sales Agent as agent, ordinary shares, no par value per share (the “Ordinary Shares”). The Ordinary Shares will be offered and sold pursuant to the Company’s currently effective registration statement on Form F-3 (File No. 333-285443), the prospectus contained therein and the prospectus supplement filed with the Securities and Exchange Commission dated October 2, 2026.

The Company is not obligated to sell any Ordinary Shares under the Sales Agreement. Subject to the terms and conditions of the Sales Agreement, the Sales Agent will use commercially reasonable efforts consistent with its normal trading and sales practices, applicable state and federal law, rules and regulations and the rules of the NYSE American to sell Ordinary Shares from time to time based upon the Company’s instructions, including any price, time or size limits specified by the Company. The Company intends to use the net proceeds from the sale of securities under the prospectus supplement for working capital and general corporate purposes.

Upon delivery of a placement notice to the Sales Agent, and subject to the Company’s instructions in that notice, and the terms and conditions of the Sales Agreement generally, the Sales Agent may sell the Ordinary Shares by any method permitted by law deemed to be an “at the market offering” as defined by Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended. The Sales Agent may also sell Ordinary Shares in negotiated transactions at market prices prevailing at the time of sale or at prices related to such prevailing market prices, if authorized by the Company in writing and subject to the terms of the Sales Agreement. The Sales Agent’s obligations to sell Ordinary Shares under the Sales Agreement are subject to satisfaction of certain conditions. The Company will pay the Sales Agent a commission of 3.0% of the aggregate gross proceeds from each sale of Ordinary Shares and has agreed to provide the Sales Agent with customary indemnification and contribution rights. The Company has also agreed to reimburse the Sales Agent for certain specified expenses. The Sales Agreement contains customary representations and warranties and conditions to the sale of the shares thereunder.

The Company and the Sales Agent each have the right, in their sole discretion, to terminate the Sales Agreement at any time after the date of the Sales Agreement by giving five (5) days’ notice to the other party. Certain provisions of the Sales Agreement shall survive termination, as further described in the Sales Agreement.

The foregoing summary of the Sales Agreement does not purport to be complete and is qualified in its entirety by reference to the Sales Agreement, which is attached as Exhibit 10.1 to this Report of Foreign Private Issuer on Form 6-K (this “Report”), and is incorporated herein by reference.

The copy of the legal opinion of Sullivan & Worcester Tel Aviv (Har-Even & Co.) relating to the legality of the issuance and sale of the Ordinary Shares that may be sold pursuant to the Sales Agreement is filed as Exhibit 5.1 to this Report.

This Report shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Ordinary Shares in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Incorporation By Reference

This Report is incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-285443), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
5.1	Opinion of Sullivan & Worcester Tel Aviv (Har-Even & Co.)
10.1	ATM Sales Agreement by and between Silynxcom Ltd. and ThinkEquity LLC, dated October 1, 2026.
23.1	Consent of Sullivan & Worcester Tel Aviv (Har-Even & Co.) (included in Exhibit 5.1)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILYNXCOM LTD.

Date: October 2, 2026	By:	/s/ Nir Klein
	Name:	Nir Klein
	Title:	Chief Executive Officer

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